AMARC RESOURCES LTD.
1020 • 800 WEST PENDER STREET
VANCOUVER, BC CANADA V6C 2V6
TEL (604) 684 • 6365 FAX (604) 684 • 8092
1 800 667 • 2114

September 16, 2005

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to provide you with a status report on the activities of the Company in preparation for our Annual General Meeting on Wednesday, October 12, 2005. Attached is a copy of proxy materials that contain information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please feel free to contact me, or one of our Investor Services professionals.

It is an excellent time to capture value from the discovery of major new mineral deposits. Over the past decade, many mining companies focused on acquiring mid to advanced stage projects. Very little of the early stage exploration that is necessary to make new discoveries was done and, therefore, few new projects are being advanced through the development pipeline. On the world markets, metal prices continue to be strong, as demand for metals is outstripping supply. To take advantage of these opportunities, in late 2003 Amarc embarked on a two year plan to discover British Columbia’s next mine.

We are not alone - exploration expenditures in the province of British Columbia are surging ahead to levels not seen for a decade. But Amarc is one of only a few companies to focus on early stage or “grassroots” exploration directed toward making that new discovery. This work takes experience, innovation - and patience.

Amarc has had excellent response times in terms of land acquisition and permitting. This is due, in part, to the new BC On-Line mineral tenure management system that has made mineral tenure acquisition easier and cheaper, allowing companies to put more of their exploration dollars where they belong – into the ground.

A recent instance demonstrates the power of this system. One of the Company’s field geologists had discovered a mineralized outcrop indicating an exciting new mineral prospect in close proximity to a well traveled forest road in the province. The prospect was not staked. The field geologist called the office on his satellite cellular phone, explained the situation and read out the co-ordinates of the location using his hand-held Global Positioning System locator. A geologist in the office logged on to the BC On-Line website and claimed the location. Virtually within minutes of making the call, the field geologist was standing on one of Amarc’s exciting new exploration properties!

As a result, over the past year and a half the Company’s capable exploration team has explored 38 separate properties totalling 1,300 square kilometres of exploration lands. Our field crews have utilized a variety of modern exploration techniques to assess targets with the potential to host major copper-gold, gold or precious-metals enhanced polymetallic deposits. They have taken 12,000 samples for analysis, done over 1,000 kilometres of ground geophysics, funded 700 square kilometres of airborne geophysics and drilled over eight kilometres of core.

The search has now been narrowed down to four key areas of the Province with high priority targets groomed and ready for drilling. All of these targets have excellent potential for a discovery. Drilling is set to commence in September.

The upcoming shareholders’ meeting is an opportunity to share our plans for the months ahead and to respond to your comments and questions. I look forward to seeing you at the meeting.

Yours sincerely,

AMARC RESOURCES LTD.

“Ronald W. Thiessen”

Ronald W. Thiessen
President and Director